SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2.

(Amendment No. )*

INHIBRX, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45720L 107

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45720L 107	13G	Page 2 of 4

(1)	Names of Reporting Persons Quinn L. Deveraux

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person	(5) Sole Voting Power 2,749,953 shares of Common Stock

(6) Shared Voting Power 0

(7) Sole Dispositive Power 2,749,953 shares of Common Stock

(8) Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,749,953 shares of Common Stock

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 7.3% (1)

(12)	Type of Reporting Person (See Instructions) IN

(1)Based on approximately 37,712,390 shares of the Issuer’s Common Stock outstanding as of December 31, 2020.

CUSIP NO. 45720L 107	13G	Page 3 of 4

Item 1.
(a)	Name of Issuer: Inhibrx Inc., a Delaware corporation (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices: 11025 N. Torrey Pines Road, Suite 200, La Jolla, California 92037

Item 2 (a).	Name of Person Filing: This Statement is being filed on behalf of Dr. Quinn L. Deveraux, as an individual (“Dr. Deveraux” and the “Reporting Person”).
Item 2 (b).	Address of Principal Business Office or, if none, Residence: c/o Inhibrx Inc. 11025 N. Torrey Pines Road, Suite 200, La Jolla, California 92037
Item 2 (c).	Citizenship: Dr. Deveraux is a citizen of the United States of America.
Item 2 (d)	Title of Class of Securities: Common Stock, par value $0.0001 per share (“Common Stock”)
Item 2 (e)	CUSIP Number: 45720L 107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.
(a)	o	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	o	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	o	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	o	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	o	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	o	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	o	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	o	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	o	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	o	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	o	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4. Ownership
Dr. Deveraux is the beneficial owner of 2,749,953 shares of Common Stock. Such shares of Common Stock represent 7.3% of the Common Stock of the Issuer, calculated on the basis of 37,712,390 shares of the Issuer’s Common Stock outstanding as of December 31, 2020.

CUSIP NO. 45720L 107	13G	Page 4 of 4

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8. Identification and Classification of Members of the Group
Not applicable.

Item 9. Notice of Dissolution of Group
Not applicable.

Item 10. Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

By: /s/ Quinn L. Deveraux Quinn L. Deveraux